a form144ahunter

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144A
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)
Title of the Class of Securities To Be Sold (b)

Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities SEC USE ONLY (c)
Number of Shares or Other Units To Be Sold
(See instr. 3(c)) (d)
Aggregate Market Value
(See instr. 3(d)) (e)
Number of Shares or Other Units Outstanding
(See instr. 3(e)) (f)
Approximate
Date of Sale
(See instr. 3(f))
(MO.   DAY   YR.) (g)
Name of Each Securities Exchange
(See instr. 3(g))

Broker-Dealer
File Number
Common Stock Pershing LLC, One Pershing Plaza, Jersey City, NJ  07399  3000  2,860,953 8-10-2018 OTC

INSTRUCTIONS: 3 . (a)   Title of the class of securities to be sold
1. (a)  Name of issuer (b)  Name and address of each broker through whom the securities are intended to be sold
(b)  Issuers I.R.S. Identification Number (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c)  Issuers S.E.C. file number, if any (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d)  Issuers address, including zip code (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
(e)  Issuers telephone number, including area code by the most recent report or statement published by the issuer
(f)   Approximate date on which the securities are to be sold
2 . (a)   Name of person for whose account the securities are to be sold (g)  Name of each securities exchange, if any, on which the securities are intended to be sold
(b)  Such persons relationship to the issuer (e.g., officer, director, 10%
stockholder, or member of immediate family of any of the foregoing) (c)   Such persons address, including zip code
Potential  persons  who  are  to  respond  to  the  collection  of  information  contained  in  this  form  are  not required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number. SEC 1147 (08-07)

TABLE I  SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class Date you
Acquired
Nature of Acquisition Transaction Name of Person from Whom Acquired
(If gift, also give date donor acquired) Amount of
Securities Acquired Date of
Payment
Nature of Payment
Common Stock 12/30/1993
01/20/1994
04/19/1996
12/31/1998 Gift
Gift
Stock Split
Stock Split Prior to 1990
Prior to 1990
Stock Split
Stock Split 340
160
1000
1500  N/A
N/A
Stock Split
Stock Split
INSTRUCTIONS:        If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller
Title of Securities Sold
Date of Sale Amount of
Securities Sold
Gross Proceeds
N/A
REMARKS:

INSTRUCTIONS:
See the definition of person in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard  to the current and prospective operations of the Issuer of the securities to be sold which has not been  publicly disclosed. If such person has adopted   a written trading plan or given trading instructions to satisfy  Rule
10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

DATE OF NOTICE  (SIGNATURE)

DATE  OF  PLAN  ADOPTION  OR  GIVING  OF  INSTRUCTION,

The  notice  shall  be  signed  by  the  person  for  whose  account  the  securities  are  to  be  sold.   At  least  one  copy

IF  RELYING  ON  RULE  10B5-1 of  the  notice  shall  be  manually  signed.Any  copies  not  manually  signed  shall  bear  typed  or  printed  signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)